CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		June 30	December 31
	note	2009	2008
			(as restated per
			note 11)
ASSETS

Non-Current assets
Deferred acquisition costs		$13,412,879	$1,587,959
Equipment		411,742	469,635
Investment in joint venture	7	2,239,932	2,518,971
Mineral property interests	8	4,200,000	4,200,000
		20,264,553	8,776,565

Current assets
Accounts receivable		340,862	158,644
Prepaid expenses		17,543	112,910
Cash and cash equivalents		451,601	3,850,674
		810,006	4,122,228

Total Assets		$21,074,559	$12,898,793

EQUITY
Share capital		$55,843,998	$54,948,341
Reserves		19,460,510	17,584,974
Foreign Currency Translation Reserve		(2,178,249)	129,684
Accumulated deficit		(83,560,626)	(76,266,461)
		(10,434,367)	(3,603,462)

LIABILITIES

Non-current Liabilities
Long term loan	9	–	12,967,753

Current Liabilities
Balances payable to related parties	10	748,000	794,072
Accounts payable and accrued liabilities		12,555,676	1,004,767
Current portion of term loan	9	18,205,250	1,735,663
		31,508,926	3,534,502

Total Liabilities		31,508,926	16,502,255

Total Equity and Liabilities		$21,074,559	$12,898,793

The accompanying notes are an integral part of these consolidated interim financial statements.

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(as restated per		(as restated per
		note 11)		note 11)
Expenses
Accounting, audit and legal	$311,985	$35,117	$372,575	$114,546
Amortization	31,350	10,287	59,722	18,118
Conference and travel	149,959	188,412	198,651	241,138
Consulting	105,361	106,908	167,397	128,890
Exploration	1,350	59,811	28,542	110,350
Foreign exchange loss	2,049	81	2,768	1,598
Office and administration	165,098	287,981	397,855	464,353
Salaries and benefits	1,800,194	689,525	2,598,947	1,705,087
Share-based compensation	1,824,077	5,110,375	1,875,536	5,232,693
Shareholders communications	86,626	53,986	122,299	98,451
Trust and filing	85,946	26,332	161,039	189,179
Net loss from operating activities	4,563,995	6,568,815	5,985,331	8,304,403
Equity loss from joint venture	106,064	52,772	212,423	104,417
Interest income	(18,317)	(40,734)	(68,594)	(135,459)
Interest costs	590,446	491,616	1,191,312	906,493
Rental income	(12,037)	–	(26,307)	–
Gain on disposal of equipment	–	(5,736)	–	(5,736)
Loss for the period	5,230,151	7,066,733	7,294,165	9,174,118
Other comprehensive loss (income)
Foreign exchange loss (gain) on translation of foreign operation	2,150,388	181,101	2,307,933	(244,817)
Total comprehensive loss	$7,380,539	$7,247,834	$9,602,098	$8,929,301

Basic and diluted loss per share	$0.04	$0.04	$0.05	$0.05

Weighted average number of common shares outstanding	186,640,007	185,253,743	186,640,007	185,253,743

The accompanying notes are an integral part of these consolidated interim financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Share capital
	Number of				Foreign	Total
	shares	Amount	Reserves	Deficit	Currency	Equity
					Translation

Balance at January 1, 2008	185,208,607	$51,855,350	$13,254,905	$(62,296,365)	$–	$2,813,890
Share based compensation	–	–	5,232,693	–	–	5,232,693
Share options exercised	1,431,400	866,990	(299,432)	–	–	567,558
Comprehensive income (loss) for the period	–	–	–	(9,174,118)	244,817	(8,929,301)
Balance at June 30, 2008	186,640,007	$52,722,340	$18,188,166	$(71,470,483)	$244,817	$(315,160)

Balance at January 1, 2009	186,640,007	$54,948,341	$17,584,974	$(76,266,461)	$129,684	$(3,603,462)
Share based compensation	–	–	1,875,536	–	–	1,875,536
Share issued	806,898	895,657	–	–	–	895,657
Comprehensive loss for the period	–	–	–	(7,294,165)	(2,307,933)	(9,602,098)
Balance at June 30, 2009	187,446,905	$55,843,998	$19,460,510	$(83,560,626)	$(2,178,249)	$(10,434,367)

The accompanying notes are an integral part of these consolidated interim financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Operating activities
Net loss for the period	$(5,230,151)	$(7,066,733)	$(7,294,165)	$(9,174,118)
Adjustments for:
Amortization	31,350	10,287	59,722	18,118
Interest costs	590,446	491,616	1,191,312	906,493
Share-based compensation	1,824,077	5,110,375	1,875,536	5,232,693
Unrealized foreign exchange loss (gain)	20,681	(40,558)	13,665	(71,142)
Equity loss from joint venture	106,064	52,772	212,423	104,417
Common shares issued as compensation	895,657	–	895,657

Changes in non-cash operating working capital:
Accounts receivable and prepaid expenses	(118,389)	(55,267)	(86,851)	(97,133)
Accounts payable and accrued liabilities	11,844,174	253,073	11,550,909	74,306
Balances payable to related parties	125,115	(236,484)	(46,072)	43,940

Cash and cash equivalents provided by (used in) operating activities	10,089,024	(1,480,919)	8,372,136	(2,962,426)

Investing activities
Purchase of equipment	(89)	(131,340)	(1,829)	(338,673)
Proceeds on disposal of fixed assets	–	23,724	–	23,724
Deferred acquisition costs	(11,793,765)	(623,823)	(11,824,920)	(962,803)
Cash and cash equivalents (used in) investing activities	(11,793,854)	(731,439)	(11,826,749)	(1,277,752)

Financing activities
Finance costs paid	–	21,325	–	(1,756,654)
Common shares issued for cash, net of issue costs	–	504,000	–	567,558
Cash and cash equivalents provided by (used in) financing activities	–	525,325	–	(1,189,096)

Decrease in cash and cash equivalents	(1,704,830)	(1,687,033)	(3,454,613)	(5,429,274)
Effect of exchange rate fluctuations on cash held	110,066	75,238	55,540	(562,188)
Cash and cash equivalents, beginning of period	2,046,365	2,752,154	3,850,674	7,131,821

Cash and cash equivalents at end of period	$451,601	$1,140,359	$451,601	$1,140,359

The accompanying notes are an integral part of these consolidated interim financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Northern Limb of the Bushveld Complex
Amortization	$–	$–	$–	$–
Assays and analysis	(61)	–	(61)	–
Engineering	1,322	6,426	26,749	11,354
Geological and consulting	–	54,816	–	56,661
Graphics	–	1,348	53	3,286
Property fees and assessments (recovery)	(424)	(9,219)	(8,589)	(10,664)
Property option payments	513	(126)	10,390	10,406
Site activities	–	23,396	–	25,292
Transportation	–	(25,719)	–	9,358
	1,350	50,922	28,542	105,693

Eastern Limb of the Bushveld Complex
Geological and consulting	–	12	–	4,657
Graphics	–	(454)	–	–
Property fees and assessments	–	9,331	–	–
	–	8,889	–	4,657

Exploration expenses	1,350	59,811	28,542	110,350
Cumulative expenditures, beginning of period	26,296,327	25,977,731	26,269,135	26,927,192
Cumulative expenditures, end of period	$26,297,677	$26,037,542	$26,297,677	$27,037,542

The accompanying notes are an integral part of these consolidated interim financial statements.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the mining and exploration of mineral property interests. Since 1999, the Company focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 8). Subsequent to June 30, 2009, on July 1, 2009 the Company acquired a controlling interest in an operating platinum mine (note 2).

2.	SUBSEQUENT EVENT

Lebowa Transaction

On July 1, 2009, Anooraq, through its wholly owned subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), completed various acquisition agreements (the “Acquisition Agreements”) with Anglo American Platinum Corporation and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) referred to as the “Lebowa Transaction” whereby Plateau would acquire an effective 51% of the Lebowa Platinum Mine (“Lebowa”) and control of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project by acquiring an additional 1% of these projects for an aggregate cash consideration of South African Rands (“ZAR”) 2.6 billion.

Lebowa, previously 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Lebowa mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.

Pursuant to the terms of the Acquisition Agreements, Anooraq through Plateau acquired 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited (“Holdco”), a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited, the holding company through which Anooraq and Anglo Platinum hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project have been terminated and these projects were transferred into separate project companies, established as wholly-owned subsidiaries of Holdco.

Lebowa funding

The Company financed the acquisition consideration of $360 million (ZAR 2.6 billion) as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

  $103.6 million (ZAR 750 million) of senior debt funding (the “Debt Facility”) from Standard Chartered Bank plc (“Standard Chartered”) provided to Plateau, of which $69.1 million (ZAR 500 million) was drawn down on July 1, 2009. The balance of the Debt Facility will be applied to an interest and capital repayment holiday during the first three years while the Lebowa mine completes its initial ramp up stage to 2012. The Company applied approximately $45.1 million (ZAR 300 million) of the Debt Facility in part settlement of the transaction consideration. The balance of the funding received by Plateau from the Debt Facility was used to settle the Company’s transaction costs and repay its existing bridge loan to Rustenberg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum.

  The term of the Debt Facility is nine years with an interest and capital repayment holiday during the first three years. The Debt Facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (currently 7.95%) plus 4.5%. A portion of the coupon will be swapped to a fixed rate under a hedging arrangement with Standard Chartered. The Debt Facility is secured by the Company’s 51% interest in the Lebowa assets and cash flows generated by the Lebowa operations.

  $168.6 million (ZAR 1.219 billion) through the issue of cumulative redeemable “A” preference shares (“A Prefs”) of Plateau to RPM. The A Prefs are entitled to a 12% cumulative dividend compounded annually and may be redeemable at any time at the option of Plateau until their maturity on July 1, 2018; and

  $152.1 million (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) of Plateau to the Pelawan Finance SPV (the “SPV”) (a wholly owned subsidiary of Pelawan Investments (Proprietary) Limited (“Pelawan”), a private South African Black Economic Empowerment ("BEE") company, the majority shareholder in the Company.

Under the share settled financing, Pelawan established the SPV as a wholly owned subsidiary and will transfer a portion of its interest in the Company to the SPV. RPM subscribed for preferred shares of the SPV for an aggregate subscription price of ZAR 1.1 billion. Pelawan encumbered its interest in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

The SPV subscribed for convertible preferred shares in Plateau at an aggregate subscription price of $150 million (ZAR 1.1 billion)., The convertible preferred shares in Plateau consist of two different classes with, each class being convertible into Plateau common shares entitling the holder to a special dividend in cash. The proceeds from the special dividend will immediately be used to subscribe for additional Plateau common shares. Upon Plateau issuing such Plateau common shares to the SPV, the Company will immediately take delivery of all Plateau common shares held by the SPV and, in consideration thereof, issue to the SPV such number of the Company’s common shares that have a value equal to the value of the Plateau common shares.

The SPV Preferred Shares are convertible into common shares of the SPV at the option of RPM for a period of 9 years from the date of issuance in one or more tranches as determined by the SPV shareholders. Upon such conversion, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for common shares of the SPV. Upon the SPV converting the preferred shares of the SPV to common shares of the SPV and RPM subscribing for additional common shares of the SPV as a result of the special dividend, the SPV will immediately undertake a share buyback of all common shares of the SPV held by RPM and will settle the buyback consideration by delivering 115.8 million common shares of the Company. On conversion of the SPV Preferred Shares Anooraq will issue 227.4 million common shares.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The final effects of the share settled financing resulted that: (i) RPM (via the SPV) funded a payment of $150 million (ZAR 1.1 billion) to Plateau and RPM will ultimately receive a total of 115.8 million common shares of the Company; and (ii) Pelawan (via the SPV) will receive 111.6 million common shares in order to maintain Pelawan’s minimum 51% shareholding in the Company.

In order to ensure the sustainability of the Company and Holdco, Anglo Platinum, through RPM, made two further facilities available to Plateau:

  An operating cash flow shortfall facility (“OCSF”) of up to a maximum of $103.6 million (ZAR 750 million), which has a nine year term bearing interest at 15.84% compounded quarterly. Plateau may utilise this facility to fund its share of any operating cash flow shortfall that may arise in Holdco for the first three years post closing of the Lebowa Transaction; and

  A standby loan facility, comprising up to a maximum of 29/49 of RPM’s attributable share of the free cash flows from Holdco. The standby loan facility has a 9 year term, bearing interest equal to the prime lending rate in South Africa (currently 12% per annum). Plateau may utilise this facility to settle any cash flow shortfall which arise in funding any accrued and/or capitalised interest and scheduled capital payments on the Debt Facility not funded by Plateau’s attributable share of free cash flows from Holdco, for the term of the Debt Facility.

Anglo Platinum further provided approximately $20.7 million (ZAR 149.4 million) to facilitate the participation of communities and Lebowa employees in the transaction as follows:

  Anglo Platinum and the Company agreed the key commercial principles in respect of the involvement of communities associated with Lebowa and Ga-Phasha and the associated community participation will benefit in excess of 35,000 Historically Disadvantaged South Africans (“HDSA”) The Anooraq Community Participation Trust (the “Community Trust”) was established for the benefit of the communities interested in or affected by the Company’s operations. Anglo Platinum contributed an amount of $14.3 million (ZAR 103.8 million) to the Community Trust to facilitate this broad-based empowerment. Approximately $3.4 million (ZAR 24.5 million) is retained by the Community Trust to facilitate annual cash distributions to the communities with the balance of $10.9 million (ZAR 79.3 million) being used to acquire shares of the Company. As of July 1, 2009 the Company issued 9,799,505 common shares to the Community Trust.

  An employee share trust (“ESOP Trust”) which is broadly aligned with the Anglo Platinum Employee Share Participation Scheme (“Kotula Scheme”), provides for all eligible employees of Lebowa and is expected to benefit approximately 3,700 employees. Anglo Platinum contributed approximately $6.3 million (ZAR 45.6 million) to the ESOP Trust, with approximately $1.3 million (ZAR 9.1 million) was retained by the ESOP Trust to facilitate annual cash distributions to beneficiaries with the balance of approximately $5.0 million (ZAR 36.5 million) used to acquire shares of the Company.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The final amount to be contributed by Anglo Platinum to the ESOP Trust will be equal to the value in the Kotula Scheme accruing to Lebowa employees on the day that the conversion is determined. As of July 1, 2009 the Company issued 4,497,062 common shares to the ESOP Trust.

Transaction cost amounting to $11.1 million associated with finalising the transaction was accrued. Given the complexity of the acquisition, the Company and its advisors are currently finalising the Purchase Price Allocation schedules.

3.	GOING CONCERN

These consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due.

As at July 1, 2009, all outstanding regulatory approvals were obtained by the Company and all outstanding conditions fulfilled and the Lebowa Transaction was completed. As a result the Company secured additional financial resources and long term funding. Management expects that cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet ongoing operating cash requirements.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Conversion to International Financial Reporting Standards

The consolidated interim financial statements have been prepared in conformity with IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company received approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") to early adopt IFRS as from January 1, 2009. The Company's transition date for converting to IFRS was January 1, 2008 (the "Transition Date") and the comparative balance sheet as at December 31, 2008 and comparative statements of comprehensive loss, statements of changes in equity and statements of cash flows for the six month period ended June 30, 2008 have been restated in accordance with IFRS.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognized as a separate component of equity, to accumulated loss as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

Reconciliations between the Company's previously reported balance sheets and the statements of comprehensive loss under Canadian generally accepted accounting principles ("GAAP") and those reported under IFRS are presented in note 11.

(b)	Basis of preparation

The preparation of interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated interim financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on December 31, 2009, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ended December 31, 2009.

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2008, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 11.

(c)	Principles of consolidation

These consolidated interim financial statements include the financial statements of the Company and all its subsidiaries and jointly controlled entities.

The Company has determined that its investment in Ga-Phasha Platinum Mine (Proprietary) Limited ("GPM") (formerly Micawber 277 (Proprietary) Limited) prior to the Lebowa transaction, a 50:50 joint venture with a wholly-owned subsidiary of Anglo Platinum in the Ga- Phasha Project, qualified as a jointly controlled entity since the Company has joint control, established by contractual agreement and requires unanimous consent for strategic financial and operating decisions. The Company elected to apply the equity method to account for its interest in GPM (note 7). As a result of the completion of the Lebowa Transaction (note 2), the Company

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

acquired a controlling interest in GPM.

Inter-company balances and transactions, including any unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar, except for Plateau and GPM which use the South African rand ("ZAR") as their functional currency.

Transactions in foreign currencies are translated to the functional currencies of the Company and its subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Such gains and losses are recognized in profit and loss.

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions. Foreign currency differences resulting from translation of the accounts of foreign operations are recognised in the foreign currency translation reserve as a separate component of shareholder’s equity.

(e)	Financial instruments

Non-derivative financial instruments consist of trade and other receivables, cash and cash equivalents, balance payable to related parties, accounts payable and accrued liabilities and long- term loans.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not recognized at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities, balances payable to related parties, and the long-term loans are classified as other financial liabilities and measured at amortized cost using the effective interest method.

The Company does not have any derivative financial instruments.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(f)	Mineral property interests

The acquisitions of mineral properties are accounted for at initial cost. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse.

Exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

(g)	Equipment

Equipment is measured at cost less accumulated depreciation and any impairment losses. Cost includes all costs directly attributable to bringing the assets to working condition for their intended use.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized in profit or loss.

Depreciation is charged on a straight-line basis at rates considered appropriate to reduce the carrying values to estimated residual values of the assets.

The depreciation rates applicable to each category of asset are as follows:

Motor vehicles	5 years
Office equipment	5 years
Computer equipment	3 years

Expenditure incurred subsequent to initial acquisition of equipment is capitalized when it is probable that future economic benefits from the use of the asset will be increased. All other expenditure is recognized as repairs and maintenance.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(i)	Impairment

Non-financial assets

The carrying values of the Company's non-financial assets are reviewed annually to assess whether there is any indication of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit and loss. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(j)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(k)	Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire common shares of the Company. The fair value of options granted is recognized as an expense with a corresponding increase in equity.

The fair value is measured at grant date and recognised on a straight-line basis over the period during which the options vest. The fair value of the options granted is measured using the Black- Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

(l)	Income taxes

Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognised for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or investments in subsidiaries and equity investments to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(m)	Decommissioning

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of mineral property interests. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are amortized to profit or loss over the life of the related asset. The related liability is adjusted in each period for the unwinding of the discounted cost. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged to profit or loss as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(n)	Earnings (loss) per share

The Company presents basic and diluted loss per share ("LPS") data for its common shares. Basic LPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted LPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(o)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties in the Republic of South Africa.

(p)	Finance costs and income

Finance costs comprise interest payable on borrowings and amortization of related transaction costs calculated using the effective interest rate method.

Interest income comprises interest earned on funds invested and is recognized as it accrues in profit or loss.

(q)	Measurement uncertainty

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Significant accounts that require estimates as the basis for determining the stated amounts include mineral property interests, the Company’s investment in GPM, equipment, decommissioning costs and share based payment transactions.

The assessment of any impairment of mineral property interest, equipment and the Company's investment in GPM is dependent upon estimates that take into account factors such as reserves, economic and market conditions and the useful lives of assets and mineral properties. Decommissioning costs are recognized in the period in which they arise and are stated at the fair value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(r)	New standards not yet adopted

Standards and interpretations issued but not yet effective and applicable to the Company:

Amendments to IFRS 3, Business Combinations
Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
Amendments to IAS 16, Property, Plant and Equipment
Amendments to IAS 27 Consolidated and Separate Financial Statements
Amendments to IAS 28, Investments in Associates
Amendments to IAS 31, Interests in Joint Ventures

The Company is evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At June 30, 2009, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. Reserves include the accumulated fair value of share options recognized as share-based compensation.

(b)	Issued share capital

At June 30, 2009, the issued share capital comprised 187,446,905 common shares. Subsequent to June 30, 2009 the Company issued the following shares:

	Issue Price	Number of
		Shares
Bokoni Platinum Mines ESOP trust	$1.11	4,497,062
Anooraq Community Participation Trust	$1.11	9,799,505

The common shares outstanding after this issue are 201,743,472.

(c)	Share Options

The Company obtained approval at the Annual General Meeting on June 15, 2009 to reprice 8,061,000 share options previously granted to $1,29. On June 27, 2009, the Company granted 1,026,000 share options at an exercise price of $0.96 to officers and employees of the Company which vested immediately. This resulted in a share based payment charge of $1,887,879 to the statement of comprehensive loss. As at June 30, 2009, the Company had 9, 077,000 share options outstanding.

6.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the six months ended June 30, 2009 was based on the loss attributable to common shareholders of $0.05 (2008 – $0.05) and a weighted average number of common shares outstanding of 186,640,007 (2008 – 185,253,743).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

7.	INVESTMENT IN JOINT VENTURE

Investment in Ga-Phasha Platinum Mine (Proprietary)	Six months	Year ended
Limited	ended	December 31,
	June 30, 2009	2008
Balance, beginning of period	$2,518,971	$2,958,785
Equity loss – exploration expenses	(212,423)	(51,645)
Foreign currency loss	(66,616)	(388,169)
Investment in joint venture, end of period	$2,239,932	$2,518,971

In January 2004, the Company and Pelawan combined their respective Platinum Group Metals ("PGM") assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

As of July 1, 2009, the joint venture agreements terminated and GPM, a wholly owned subsidiary of Richtrau 179 (Proprietary) Limited (“Holdco”), owns the respective interest in and assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project.

Summary financial information of GPM is as follows:
(This summary financial information is not adjusted for the Company’s 50% share in GPM)

	For the six months
	ended	Year ended
	June 30, 2009	December 31, 2008
Comprehensive loss	$424,846	$879,104

Total assets	$–	$205
Total liabilities	$6,726,872	$6,237,616

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

8.	MINERAL PROPERTY INTEREST

The Company's mineral property interest consists of various early stage exploration projects as detailed below.

Platreef

The Company’s wholly owned subsidiary Plateau holds the Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa.

The Company holds a prospecting contract, expiring August 2007, with the South African Department of Mines and Energy ("DME") for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME. The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. ("Ivanplats"), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditure pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda

In 2002, the Company completed an agreement with RPM, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. The Company acquired an initial 50% interest in the PGM rights to the twelve properties and can maintain its interest by incurring exploration expenditure totaling ZAR 25 million within five years.

The joint venture partners (Plateau and RPM) received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties. .

As of July 1, 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the interest in and assets relating to the Kwanda Project. Anooraq owns an effective 51% interest in the Kwanda Project.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Boikgantsho

On November 26, 2003, the Company entered into a joint venture agreement with Potgietersrust Platinum Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The joint venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. Plateau received new order prospecting rights on its Witrivier and Drenthe properties.

Pursuant to the terms of the joint venture Agreement, the Company and PPRust formed an initial 50/50 joint venture (the "Boikgantsho JV") to explore these farms for a period of up to five years.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

As of July 1, 2009 the Boikghantsho joint venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the interest in and assets relating to the Boikgantsho Project. Anooraq owns an effective 51% interest in the Boikghantsho Project

9.	LONG-TERM LOAN

In November 2006, the Company, through its wholly owned subsidiary, Plateau, entered into a ZAR 70 million term loan agreement with RPM. On November 30, 2008, the loan was increased by an additional amount of ZAR 30 million. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

The loan including interest amounting to $18,357,689 (ZAR 122, 078, 634) was settled in full on July 1, 2009.

10	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of the entities outlined below.

A number of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions with non-related entities on an arm's length basis.

Certain directors of the Company through their shareholding in Pelawan, the ultimate holding company of Anooraq, control the voting shares of the Company. There were no loans to directors for the period ended June 30, 2009 (2008 – $nil).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The aggregate value of transactions and outstanding balances with related parties were as follows:

		Three months		Six months
	Note	ended June 30		ended June 30
Services rendered by	ref	2009	2008	2009	2008
Hunter Dickinson Services Inc.	(a)	$212,486	$344,582	$439,789	$650,328

		As at June	As at
Related party balances		30,	December 31,
payable	note	2009	2008
Hunter Dickinson Services Inc.	(a)	$748,000	$794,072

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private Company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

Compensation benefits to key management personnel consist of executive directors being paid by a subsidiary in terms of employment contracts.

	Six months ended	Six months ended
	June 30,	June 30,
Compensation benefits:	2009	2008
Short term remuneration	$637,968	437,970
Other compensation	389,232	–
Incentive bonus	506,425	340,500
	$1,533,355	$778,470

11.	EXPLANATIONS OF TRANSITIONS TO IFRS

The accounting policies in note 4 have been applied in preparing the consolidated interim financial statements for the six months ended June 30, 2009, the comparative information for the six months ended June 30, 2008, the financial statements for the year ended December 31, 2008 and the preparation of an opening IFRS statement of financial position on the Transition Date.

In preparing the consolidated interim financial statements for the three and six months ended June 30, 2009, comparative information for the three and six months ended June 30, 2008 and financial statements for the year ended December 31, 2008, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

An explanation of how the transition from GAAP to IFRS has affected the Company's statement of financial position and statement of comprehensive loss is set out in the following statements:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Assets, Liabilities and Equity

		As at January 1, 2008				As at June 30, 2008		As at December 31, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS

Non-current assets

Deferred acquisition costs		368,146	–	$368,146	$1,330,949	$–	$1,330,949	$1,587,959	$–	$1,587,959
Equipment		105,494	–	105,494	408,061	–	408,061	469,635	–	469,635
Investment in joint venture	11(b) (d)	4,878,714	(1,919,929)	2,958,785	4,926,896	(2,290,525)	2,636,371	4,793,645	(2,274,674)	2,518,971
Mineral property interests		4,200,000	–	4,200,000	4,200,000	–	4,200,000	4,200,000	–	4,200,000
Total non-current assets		9,552,354	(1,919,929)	7,632,425	10,865,906	(2,290,525)	8,575,381	11,051,239	(2,274,674)	8,776,565

Current assets
Accounts receivable		167,779	–	167,779	337,630	–	337,630	158,644	–-	158,644
Receivable from related parties		–	–	–	–	–	–	–		–-
Prepaid expenses		101,409	–	101,409	40 436	–	40,436	112,910	–	112,910
Cash and cash equivalents		7,131,821	–	7,131,821	1,140,359	–	1,140,359	3,850,674	–	3,850,674
Total current assets		7,401,009	–	7,401,009	1,518,425	–-	1,518,425	4,122,228	–-	4,122,228

Total Assets		16,953,363	(1,919,929)	15,033,434	12,384,331	(2,290,525)	10,093,806	15,173,467	(2,274,674)	12,898.793

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

		As at January 1, 2008				As at June 30, 2008		As at December 31,, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	Note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

SHAREHOLDER’S EQUITY

Share capital		51,855,350	–	51,855,350	52,722,340	–	52,722,340	54,948,341	–	54,948,341
Reserves		13,254,905	–	13,254,905	18,188,166	–	18,188,166	17,584,974	–	17,584,974
Translation reserve	11(b)	–	–	–	–	244,817	244,817	–	129,684	129,684
Accumulated loss		(60,376,436)	(1,919,929)	(62,296,365)	(68,875,109)	(2,535,342)	(71,410,451)	(73,862,103)	(2,404,358)	(76,266,461)
Total Equity		4,733,819	(1,919,929)	2,813,890	2,035,397	(2,290,525)	(255,128)	(1,328,788)	(2,274,674)	(3,603,462)

LIABILITIES

Non-Current Liabilities
Long-term loan		9,806,636	–	9,806,636	8,931,210	–	8,931,210	12,967,753	–	12,967,753

Current Liabilities
Balances payable to		45,609	–	45,609	101,294	–	101,294	794,072	–	794,072
related parties
Accounts payable and		475,102	–	475,102	549,408	–	549,408	1,004,767	–	1,004,767
accrued liabilities
Accrued finance costs		1,892,197	–	1,892,197	767,022	–	767,022	1,735,663	–	1,735,663
		2,412,908	–	2,412,908	1,417,724	–	1,417,724	3,534,502	–	3,534,502

Total Liabilities		12,219,544	–	12,219,544	10,348,934	–	10,348,934	16,502,255	–	16,502,255

Total Equity and Liabilities		16,953,363	(1,919,929)	15,033,434	12,384,331	(2,290,525)	10,093,806	15,173,467	(2,274,674)	12,898,793

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Loss and Comprehensive Loss

			Three months ended June 30, 2008			Six months ended June 30, 2008
				Effect of			Effect of
				Transition to			Transition to
	Note		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Expenses
Accounting, audit and legal			$35,117	$–	$35,117	$114,546	$–	$114,546
Amortization			10,287	–	10,287	18,118	–	18,118
Conference and travel			188,412	–	188,412	241,138	–	241,138
Consulting			106,908	–	106,908	128,890	–	128,890
Exploration	11	(a)	59,811	–-	59,811	110,350	–	110,350
Foreign exchange loss (gain)	11	(b)	299,021	(289,940)	81	(612,815)	614,413	1,598
Gain on disposal of fixed							–
assets			(5,736)	–	(5,736)	(5,736)		(5,736)
Office and administration			287,981	–	287,981	464,353	–	464,353
Salaries and benefits			689,525	–	689,525	1,705,087	–	1,705,087
Share-based compensation	5,110,375			–	5,110,375	5,232,693	–	5,232,693
Shareholders			53,986	–	53,986	98,451	–	98,451
communications
Trust and filing			26,332	–	26,332	189,179	–	189,179
Net loss from operating
activities	6,862,019			(289,940)	6,572,079	7,684,254	614,413	8,298,667
Equity loss on joint venture	11	(a)	–	52,772	52,772	–	104,417	104,417
Interest income			(40,734)	–	(40,734)	(135,459)	–	(135,459)
Finance costs	11	(a)	484,356	7,260	491,616	862,108	44 385	906,493
Net loss before taxes	7,305,641			(229,908)	7,066,733	8,410,903	763,215	9,174,118
Future income tax recovery	11	(d)	–	–	–	(1,000)	1,000	–
Loss for the period	7,305,641			(229,908)	7,066,733	8,409,903	764,215	9,174,118
Foreign exchange (gain) loss
on translation of foreign	11	(b)
operation			–	181,101	181,101	–	(244,817)	(244,817)
Total comprehensive loss			$7,305,641	$(48,807)	$7,247,834	$8,409,903	$519,398	$8,929,301

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Notes to Reconciliations

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its 50% interest in GPM as a variable interest entity. However, the Company is not considered the primary beneficiary and therefore accounted for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities ("SPE") only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On transition to IFRS, the Company has determined that GPM is not a SPE and that the Company has joint control of GPM. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.

The Company has elected to continue using the equity method of accounting for Anooraq's interest in GPM. Therefore, other than an adjustment related to foreign currency discussed below, there was no impact on the opening balance sheet at the Transition Date or on the consolidated balance sheet at December 31, 2008 other than the effect of the foreign currency translation adjustment noted below. The Company's equity investment in joint venture is now presented separately on the balance sheet rather than included in mineral property interests.

(b)	Functional Currency

Under GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at period end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognized in profit or loss. IFRS requires that the functional currency of each subsidiary of the Company be determined separately.

It was determined that as at the Transition Date, the Canadian dollar was the functional currency of all subsidiaries except Plateau and GPM, which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognized as a separate component of shareholder's equity, to accumulated loss on the Transition Date.

(c)	Share-based Payment

Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual was consistently represented to be an employee under law. The fair value of the options granted to employees was measured on the date of grant. The fair value of options granted to contractors and consultants (non- employee) were measured on the date the services were completed. Forfeitures were recognized as they occurred.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments was required at the Transition Date, on June 30, 2008 or for the year ended December 31, 2008.

(d)	Deferred tax on mineral properties

Under GAAP, in determination of the net loss from its interest in GPM, the Company recognized future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date, June 30, 2008, and December 31, 2008, the Company has derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

(e)	Presentation

Certain amounts on the balance sheet, statement of comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.